Exhibit 99.1

Thank you Corporate Presentation May 2020

Forward - Looking Statements and Safe Harbor  Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, the intended use of proceeds and statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov ; management plans relating to the transaction ; the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM - 24 ; the potential future financial impact of the transaction ; and any assumptions underlying any of the foregoing ; the process by which early stage therapeutic candidates such as NT 219 and CM - 24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20 - F for the year ended December 31 , 2019 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

Kitov Pharma (NASDAQ/TASE:KTOV) A clinical - stage company advancing first - in - class oncology therapies ▪ Two novel assets targeting significant unmet needs ▪ Strong partners and collaborators ▪ Consensi ™: Commercial stage drug to support pipeline development » > $28M - 36M of revenues expected in 2020 - 2022 ▪ Institutional healthcare focused investors ▪ Financials: x Market cap. ~$24M* x $19M cash as of January 1 st , 2020 (pro forma**) x 2.8M shares 3 - month avg. trading volume * As of April 30 th , 2020 ** including net $ 3.5 M + $ 5.5 M + $ 5.8 M raised in January 20 , March 20 and April 20 financing transactions respectively CM - 24 – Inhibitor of CEACAM 1 NT - 219 – Dual inhibitor of IRS 1 / 2 and STAT 3 3

4 Program Indication Preclinical Phase 1 Phase 2 Phase 3 Partners Value Drivers CM - 24 NSCLC and Pancreatic Cancer (combination with nivolumab ) (Clinical Collaboration) Study initiation Q4:20 Phase 1 data H1:21 NT - 219 R/M solid tumors and Head and Neck (monotherapy and in combination with Erbitux® ) Study initiation Q 2:20 Phase 1 data H 1:21 From Development to Commercialization Multiple data read - outs expected within 15 months Product Indication Status Partners Value Drivers Consensi ™ Simultaneous treatment of osteoarthritic pain and hypertension Approved for marketing by U.S. FDA U.S.: Coeptis Pharmaceuticals China: CSBio S. Korea: Kuhnil Pharmaceutical U.S. Launch: Q2:20

Experienced Leadership



Eric K. Rowinsky, MD
Chairman of the Board
Formerly CMO at ImClone, Stemline,
Board member at Biogen Inc.



Bertrand Liang, MD, PhD, MBA, AMP
Chief Medical Officer
Formerly at Biogen Idec, Amgen, NCI



Isaac Israel
Chief Executive Officer
Formerly CEO of BeeContact Ltd. (TASE:BCNT),
NextGen Biomed (TASE: NXGN)



Hadas Reuveni, Ph.D.
Vice President, Research and Development
Formerly at Keryx (NASDAQ:KERX)



Gil Efron
Deputy CEO and Chief Financial Officer
Formerly CFO at Kamada (NASDAQ:KMDA)



Michael Schickler, Ph.D
Head of Clinical Operations
Formerly at Hoffmann-La Roche, CEO at CureTech,

5

Advancing first - in - class Oncology Therapies CM - 24 – Inhibitor of CEACAM 1 6

CEACAM1 Plays a pivotal role in the immune system

- CEACAM1 (Carcinoembryonic Antigen Cell Adhesion Molecule 1) - member of the Human CEA Family
- Interacts with both CEACAM1 and CEACAM5
- Regulates TIM-3-mediated tolerance and exhaustion*
- High expression in tumor and in tumor-infiltrating immune cells


A1
B
A2
A1
B1
A2
B2
A3
B3
A
B
A
A
B

New name	CEACAM1	CEACAM3	CEACAM4	CEACAM5	CEACAM6	CEACAM7	CEACAM8
Alternative names	CD66a, BGP and C-CAM	CD66d and CGM1	CGM7	CD66e and CEA	CD66c and NCA	CGM2	CD66b and CGM6
Tissue expression	Epithelial cells, endothelial cells, lymphocytes and myeloid cells	Granulocytes	Granulocytes	Epithelial cells	Epithelial cells and granulocytes	Epithelial cells	Granulocytes


Melanoma (70%)
Bladder (96%)
Lung (50%)
Gastric (74%)
Colon (92%)
Pancreas (94%)
Prostate (63%)

%CEACAM1 staining in tumor


Bladder carcinoma
Colon
Pancreas

CEACAM1 + Immune cells

*Gray-Owen and Blumberg, CEACAM1: contact-dependent control of immunity, Nature Review Immunology , 2006, DOI: https://doi.org/10.1038/nri1864 kitov PHARMA

7

 Markel et al, J Immunol 2002 , 2006 ; Immunology, 2008 ; Cancer Immunol Immunother 2010 ; Ortenberg et al, Mol Cancer Ther 2012 ; Zhou, 2009 ; Li, 2013 ; Huang, 2015 CM - 24 MOA: Blocks CEACAM 1 - mediated interactions • CM - 24 is a humanized IgG 4 mAb highly specific to the extracellular domain of CEACAM 1 with Nano - molar affinity • CM - 24 prevents CEACAM 1 - CEACAM 1 or CEACAM 1 - CEACAM 5 interaction, thus enhancing the cytotoxic activity of the lymphocytes • CM - 24 activity is manifested in the blockade of: – Immune inhibitory signals – Angiogenesis – Tumor - stroma interaction

 • Xenograft, lung lesion, Mel 526 (IV) • Tumor burden was monitored 26 days post last CM - 24 treatment TIL + IgG TIL + CM - 24 Naive Combination index ( CI) = 0.15 < 1  synergism Anti - Cancer Effect Following Treatment with CM - 24 + TIL and CM - 24 + Anti - PD 1 Significant benefits as both single agent and in combination with α - PD - 1

CM - 24 Phase 1 Monotherapy Trial • Open - label, multi - dose escalation study to assess safety and tolerability of CM - 24 • Conducted by Merck in 4 centers US: UCLA, Yale; Israel: Sheba, Sourasky • Heavily pre - treated patients with a median of 3 prior regimens (range 2 - 7 ) and a median of 4 prior regimens at the 3 mg/kg & 10 mg/kg doses x No DLTs up to 10 mg/kg 6 weeks observation only q 2 wks x 4  27 patients: Colorectal 11 Melanoma 7 Ovarian 4 Gastric 3 NSCLC 2 Dose # pt 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg 0.01 mg/ kg 0.03 mg/ kg 0.1 mg/ kg 1 3 3 3 7 1 9 Overall, treatment with CM - 24 was well tolerated x No discontinuation of study drug due to an AE x No drug related mortalities x 29.6 % SD (RECIST)

PK/PD Modeling Suggests Saturation Kinetics Higher Doses and Shorter Schedule Required Simulated TMDD saturation at Ctrough with Q 2 W regimen Predictions with Q 3 W regimen ( not clinically tested) • Keytruda® ’ s administration regimen is Q 3 W • With Q 3 W, 10 mg/kg is predicted to achieve only > 50 % saturation • Consistent with observed PK showing high clearance at doses < 10 mg/kg, plot shows low TMDD saturation at low doses • 10 mg/kg approaches > 90 % saturation but > 10 mg/kg dose is needed for saturation across population OPDIVO ® is administered Q 2 W or Q 4 W, and thus represents a better clinical and commercial fit for CM - 24 than KEYTRUDA ®  KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., OPDIVO ® is a registered trademark of Bristol - Myers Squibb.

Market opportunity: Non - Small Cell Lung Cancer  • CEACAM 1 expression correlates with poor prognosis in NSCLC* • Preclinical data supports significant synergism • Receptor saturation with CM - 24 is better achieved with a Q 2 W regimen and is aligned with the Opdivo ® protocol • Collaboration with Bristol - Myers Squibb, a leader in immuno - Oncology (I/O) research, to address an urgent need Rationale for combining Opdivo ® + CM - 24 Targeting the unmet medical need • Non - small cell lung cancer accounts for 85 % of all lung cancer diagnoses, approx. 193,927 new cases/year; with a 5 - year relative survival rate of 23%** • Immunotherapy is now recommended as first line therapy in all patients with NSCLC and no driver mutations*** • 5 - year overall survival rates with chemotherapy in 2 L is 2.6 % and with I/O Opdivo ® is 13.4%**** Opdivo ® + CM - 24 has the potential to provide long lasting effective treatment * Dango et al, Lung Cancer 2008 ; 60:426 **American Cancer Society, Cancer Facts & Figures 2019 , and the ACS website *** Economopoulou P, Mountzios G. The emerging treatment landscape of advanced non - small cell lung cancer. Ann Transl Med. 2018 ; 6 (8): 138 . doi: 10.21037 /atm. 2017.11.07 **** Gettinger S, et al "Five - year outcomes from the randomized, phase III trials CheckMate 017 / 057 : Nivolumab vs docetaxel in previously treated NSCLC" WCLC 2019 ; Abstract OA 14.04 .

CM-24 Phase 1/2 Study Design

- A Phase 1/2 open label multi center study of CM-24 in combination with nivolumab (Opdivo®) in selected cancer indications (Phase 1), NSCLC and Pancreatic cancer (Phase 2)
- Clinical collaboration with Bristol-Myers Squibb
- Measurement of CEACAM1 based bio-marker

  Primary endpoints:

  Phase 1: Evaluate the safety, PK and the MTD/RP2 dose

  Phase 2: Evaluate preliminary efficacy in 2nd line NSCLC and Pancreatic cancer

- Exploring further studies in other tumor types as well as monotherapy


Q1:20
Q2
Q3
Q4
Q1:21
Q2
Q3
Q4
Q1:22
Q2
Q3
Q4
Q1:23
Q2
Q3
Q4
Q1:24
Q2
Dose Escalation
Expansions
Doses: 10, 15, 20mg/kg q2wk + nivolumab (240mg q2wk) 3+3 design; 9<n<18
Indications: NSCLC, Pancreatic, CRC, Melanoma, Papillary Thyroid Carcinoma
CM24 (@MTD) + nivolumab (240mg) q2w I/O refractory NSCLC; 2nd line n=13+14 (Simon 2 Stage Optimal Design)
CM24 (@MTD) + nivolumab (240mg) q2w + SOC chemotherapy Locally advanced, unresectable pancreatic cancer; 2nd line n=13+14 (Simon 2 Stage Optimal Design)

kitov PHARMA

13

Advancing first - in - class oncology therapies NT 219 – Dual inhibitor of IRS 1 / 2 and STAT 3 14

IRS 1 / 2 IRS 1 / 2 and STAT 3 Role in Cancer Drug Resistance  STAT 3 • Part of the IGFR complex • Phosphorylated on tyrosine residues and triggers activation of PI 3 K/AKT and MEK/ERK signaling pathways • Regulates cell proliferation, protein synthesis, survival, gene expression and apoptosis • Active in the JAK/STAT 3 immune evasion mechanism of the tumor • Provides a crucial axis to support cell proliferation and survival Drug resistance Feedback STAT 3 TUMOR PROGRESSION IRS TUMOR PROGRESSION AKT Feedback ONCOPROTEIN DRUG MEK / ERK IRS 1 / 2 and STAT 3 are key signal transducers activated as a feedback response to anti - cancer drugs, leading to drug resistance

NT - 219 MOA: Inhibition of Both STAT 3 and IRS is Required to Overcome Resistance 16 STAT 3 IRS EGFR MEK Tumor Regression Erlotinib ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Overcoming drug resistance NT 219 NT 219 STAT 3 IRS ONCOPROTEIN DRUG MEK / ERK TUMOR REGRESSION By blocking both STAT 3 and IRS resistance pathways, NT - 219 prevents tumor resistance and re - sensitizes tumors to anti - cancer therapies PDX of H&N cancer: modeling overcoming drug resistance

NT 219 Prevents Acquired Resistance to Erlotinib 17 PDX model Head & Neck Cancer Drugs Erlotinib ( Tarceva ®) Vehicle (n= 8 ) Erlotinib (n= 8 ) NT 219 (n= 8 ) 0 200 400 600 800 1,000 1,200 1,400 1,600 0 2 4 6 8 10 12 14 16 18 Tumor Volume (cm 3 ) 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0 Erlotinib Response Acquired resistance NT 219 + Erlotinib NT 219 prevents resistance to Erlotinib Days Erlotinib + NT 219 (n= 8 )

NT 219 Reverses Erlotinib - acquired Resistance 18 PDX model Head & Neck Cancer Drugs Erlotinib ( Tarceva ®) 2.5 2.0 1.5 1.0 0.5 0 Erlotinib Response Acquired resistance Treatment initiated after resistance has been acquired Days NT 219 + Erlotinib

NT 219 Delays Tumor Recurrence PDX model Head & Neck Cancer Drug Cetuximab (Erbitux®) Treatment period 9 days Days 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0 NT 219 (n= 3 ) Vehicle (n= 3 ) Cetuximab (n= 4 ) NT 219 + Cetuximab (n= 4 ) 19

Market Opportunity: Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN)  • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors • STAT 3 and IRS - to - AKT activation contributes to resistance to cetuximab in HNSCC * Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ** Internal best current estimates of patient numbers based on external research, 5 major global territories Rationale for combining Cetuximab + NT - 219 Targeting the unmet medical need • 1 L Standard of care is shifting from chemotherapy towards immuno - oncology + chemotherapy * • Only < 20 % of R/M SCCHN patients respond to anti - PD 1 s • Number of new cases/year is expected to be 174,000 by 2024 1 L 2 L 3 L 60 k** 24 k** 13 k** IO + CT IO Mono or Cetuximab NT - 219 Cetuximab NT - 219 + cetuximab has the potential to become an attractive 2 - 3 L therapy

NT - 219 Phase 1 / 2 Study Design 22 Title: A phase 1 / 2 study with open - label, dose escalation phase followed by single - arm expansion to assess the safety, tolerability, PK, PD and eff icacy of NT 219 , alone and in combination with Erbitux® (cetuximab) in adults with recurrent or metastatic solid tumors and Head and Neck ca nce r • Primary endpoint : Safety, pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data Dose Escalation NT 219 q 1 w 18 <n< 30 Expansion NT 219 q 1 w @ RP 2 D n= 11 + 18 (Simon 2 stage design) Q 1:20 Q 2 Q 3 Q 4 Q 1:21 Q 2 Q 3 Q 4 Q 1:22 Q 2 Q 3 Q 4 Q 1:23 Q 2 Q 3 Q 4 Q 1:24 Q 2 Q 3 Topline Results Topline Results Dose Escalation NT 219 q 1 w + cetuximab q 1 w 9 <n< 18 NT 219 as a single agent in subjects with R/R solid tumors NT 219 + cetuximab in subjects with R/M Head and Neck cancer* Expansion NT 219 q 1 w + cetuximab q 1 w n= 11 + 18 (Simon 2 stage design) = Indication TBD (expansion not part of the study protocol) * Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation phase 21

Kitov Commercial Drug: Consensi ™ • Approved for marketing by U.S. FDA on May 31 , 2018 • Clinical data showed Consensi ™ was more effective at lowering blood pressure than amlodipine alone • Clinical data also demonstrated beneficial renal function measures • Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , 10 mg) of amlodipine • Manufactured by Dexcel Pharma – Israel ’ s largest private pharmaceutical company  Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer ’ s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc. Consensi ™ is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at: : http://coeptispharma.com/wp - content/uploads/ 2020 / 01 /Consensi_PI.pdf

Consensi ™ U.S. target markets  Consensi ™ targets osteoarthritis (OA) patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension OSTEOARTHRITIS 50 million patients* NSAIDs 60 % of all OA Rxs * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* • More than 50 million adults in the U.S. have doctor - diagnosed osteoarthritis • 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** • 29 % of U.S. adults older than 18 • 65 % of U.S. adults older than 60 COMORBIDITIES • 44 % of adults with high blood pressure have osteoarthritis** HYPERTENSION Celecoxib 24 % of all NSAIDs Consensi ™

Consensi ™ commercialization partners  South Korea - Exclusively licensed to Kuhnil Pharmaceuticals (March 2017 ) U.S. - Exclusively licensed to Coeptis Pharmaceuticals. Milestone payments up to $ 99.5 M, 20 % royalties (January 2019 ) China - Exclusively licensed to Changshan Pharma. Milestone payments up to $ 9.5 M, double - digit royalties (May 2018 )

 Milestones Q 2 2020 Q 2 2020 Q 2 2020 Q 3 2020 Q 4 2020 NT - 219 IND clearance NT - 219 Initiation of phase 1 / 2 clinical study NT - 219 Collaboration agreement with potential strategic partner Consensi ™ U.S. launch CM - 24 IND amendment clearance CM - 24 Initiation of a phase 1 / 2 clinical study in collaboration with Bristol Myers - Squibb Q 2 2020

Attractive opportunity A clinical - stage company advancing first - in - class oncology therapies ▪ Two clinical stage assets targeting significant unmet needs ▪ Strong partners and collaborators ▪ Commercial stage drug to provide additional cash flow ▪ Institutional healthcare focused investors ▪ Cash resources: x $ 28 M - 36 M of revenues from Consensi ™ expected in 2020 - 2022 x $ 19 M cash as of January 2019 (pro forma**) ▪ Current market cap. ~$ 24 M* CM - 24 – Inhibitor of CEACAM 1 NT - 219 – Dual inhibitor of IRS 1 / 2 and STAT 3 26 * As of April 30 th , 2020 ** including net $ 3.5 M + $ 5.5 M + $ 5.8 M raised in January 20 , March 20 and April 20 financing transactions respectively

Thank you We are committed to providing cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression Contact us: Email: IR@kitovpharma.com www.kitovpharma.com

 Appendix A - CM 24

Inhibition of Melanoma Growth Following CM - 24 and CM 24 + TIL Treatment CM - 24 activity is demonstrated as single agent and in combination with TILs * P< 0.05 TGI 71% * P< 0.05 TGI 45% 29

Phase 1 PK Data Saturation was not reached with doses up to 10 mg/kg Slower clearance with increasing dose Higher half - life with increasing dose 0.1 mg/ kg 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg

 Appendix B - NT 219

NT 219 Re - sensitizes Tumors to Anti - PD 1 32 * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV PDX model Humanized PDX of Esophagus Cancer Drug Pembrolizumab (Keytruda ® )

NT219 Overcomes Resistance to Gemcitabine in Pancreatic Cancer PDX Models

PDX model
Pancreatic Cancer

Drug
Gemcitabine (Gemzar®)

Pancreatic cancer (Patient A) PDX


Tumor volume (cm³)
3.0
2.7
2.4
2.1
1.8
1.5
1.2
0.9
0.6
0.3
0
0
5
10
15
20
25
30
Days
Gemcitabine
(n=15)
NT219 (n=7)
Control (n=7)
Gemcitabine+NT219
(n=8)

Pancreatic cancer (Patient B) PDX


Tumor volume (cm³)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0
5
10
15
20
Days
Control (n=5)
Gemcitabine
(n=5)
NT219 (n=5)
Gemcitabine+
NT219 (n=5)

Pancreatic cancer (Patient C) PDX


Tumor volume (cm³)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0
0
5
10
15
Days
Control (n=5)
Gemcitabine
(n=5)
Gemcitabine+
NT219 (n=5)
NT219 (n=5)

Pancreatic cancer (Patient D) PDX


Tumor volume (cm³)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0
5
10
15
20
25
Days
Gemcitabine
n=7
Gemcitabine+
NT219 n=9

Additional newly released data for NT-219 in reversing Pancreatic Cancer drug resistance is available on AACR PanCan poster:
http://kitovpharma.investorroom.com/index.php?s=151

33

RNAseq Analysis of Tumors Following Treatment C onfirming NT - 219 Mechanism of Action 34 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® )

Selected Publications 35 Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

 Appendix C - Consensi ™ Clinical Data

Medical Rationale  Celecoxib (the active ingredient in Pfizer's Celebrex®) • The only widely prescribed selective COX - 2 NSAID approved in the U . S . (unlike non - selective NSAIDs, celecoxib carries limited gastrointestinal risks) • Since 2005 , has an FDA - mandated “ black box ” label warning of increased cardiovascular risks • According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID, and may increase with longer use Amlodipine ( the active ingredient in Pfizer's Norvasc®) • Calcium channel blocker ; anti - hypertensive • Unlike other blood pressure - lowering drug groups – such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists – calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* * The FDA Safety Information and Adverse Event Reporting Program; http://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

Consensi ™ Phase III Trial Desig n  Demonstrate that the reduction in blood pressure in the Consensi ™ arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain was not required by FDA Primary endpoint Newly diagnosed hypertensive patients Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment Consensi ™

Consensi ™ Phase III Trial Results • Primary efficacy endpoint was successfully achieved (P= 0.001 ) • Demonstrated 2.5 x better blood pressure reduction than FDA requirement ( 50 % of amlodipine arm) • Demonstrated consistent reduction in all measures of blood pressure • Observed beneficial renal functions: • Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017  * Error bars – standard error of mean Blood Pressure Reduction of Consensi ™ vs. Amlodipine and Celecoxib* Consensi ™ demonstrated even better BP reduction than same amount of amlodipine given without celecoxib Measure Consensi™ Amlodipine Creatinine plasma level reduction - 3.22 μ mol/L - 2.55 μ mol/L Peripheral edema (% patients) 8.2% 15.6%